DLA Piper LLP (US) One Atlantic Center 1201 West Peachtree Street Suite 2900 Atlanta, Georgia 30309-3449 www.dlapiper.com

Tanya L. Boyle tanya.boyle@us.dlapiper.com T 404.736.7863 F 404.682.7863

March 12, 2025

VIA EDGAR
==========
Kim McManus
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Private Debt & Income Fund; File Nos. 333-283022 and 811-24020

Dear Ms. McManus,

On November 6, 2024, Private Debt & Income Fund (the “Fund” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-2 (the “Registration Statement”). On December 6, 2024, you provided written comments regarding the Registration Statement. On January 16, 2025, the Registrant filed pre-effective amendment 1 to the Registration Statement (the “Amendment”). On February 13, 2025, you provided oral comments to the Amendment. Please find below your comments and the Registrant’s responses, which the Registrant has authorized us to make on behalf of the Registrant.

PROSPECTUS

1. Please explain how the Registrant’s response to our prior Comment 26 regarding conflicts of interest is consistent with the Registrant’s response to comment 9. The response to Comment 26 says that the portfolio managers may face conflicts of interest due to compensation arrangements such as participation in performance fees of private funds managed by the adviser or its affiliates. Please clarify whether the portfolio managers may invest in the same private fund debt securities on behalf of the Registrant and other accounts.

The Registrant has revised the disclosure in Conflicts of Interest. The portfolio managers may not invest in the same private fund debt securities on behalf of the Registrant and other accounts.

2. In the Expense Example, the numbers provided are based on a $50,000 investment; however, Item 3 of Form N-2 says should be based on $1,000 investment. Please revise the numbers presented to comply with the form. Also, please remove the reference to the expense cap from the introduction to this section as it does not appear that the Fund will hit the cap in the first year.

The Registrant has revised the disclosure as requested.

3. The language in Section 7.2 of the amended declaration of trust continues to provide broad authority for compulsory redemptions such as “for any reason under the terms provided by the trustees such as situations in sub-paragraph 1-4). Please revise the declaration of trust or explain how such broad authority is consistent with 23c of 1940 act.

The Registrant has revised the declaration of trust as requested.

STATEMENT OF ADDITIONAL INFORMATION

4. In the Trustee and Officer table, please update John Pfirrman’s principal occupation for the past 5 years to include the full past 5 years.

The Registrant has revised the disclosure to include that he was a law student from 2017-2020.

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If you have any questions or comments, please contact the undersigned at 404.736.7863. Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle
Tanya L. Boyle